7 DAYS GROUP HOLDINGS LIMITED announces management change

GUANGZHOU, PRC — September 26, 2011 — 7 Days Group Holdings Limited (NYSE: SVN) (“7 Days” or the “Company”), a leading economy hotel chain based in China, today announced the resignation of Harry Ren Zhang, Chief Operating Officer, who is leaving to pursue another opportunity, effective October 1, 2011. Mr. Zhang will continue to serve as a consultant to the company following his resignation.

Mr. Alex Nanyan Zheng, 7 Days Group’s Chief Executive Officer and Director, commented, “Harry has played an important role in the development of our operational platform, and he leaves us with a strong team and robust systems in place. On behalf of the board, I would like to thank him for his contributions to the company over the past two years and wish him well in his future endeavors.”

In an effort to create a more efficient and flat management structure, the Company will eliminate the role of Chief Operating Officer upon Mr. Zhang’s resignation.

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Contacts:

Investor Contact:

Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858

IR@7daysinn.cn

Investor Relations (HK):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +852 3196-3712